INTERNATIONAL GOLD RESOURCES INC.

(A Development Stage Company)

FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION
MARCH 16, 2004 TO OCTOBER 31, 2004

(Audited)

------ INDEX ------

Report of Independent Registered Public Accounting Firm

To the Stockholders of International Gold Resources Inc.:

We have audited the accompanying balance sheet of International Gold Resources Inc. (the "Company") as at October 31, 2004 and the related statements of operations, changes in stockholders' equity, and cash flows for the period ended October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at October 31, 2004, and the results of its operations and its cash flows for the period ended October 31, 2004, in conformity with United States generally accepted accounting principals.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is dependent upon financing to continue operations, had suffered recurring losses from operations and has total liabilities that exceed total assets. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, B.C.   STALEY, OKADA & PARTNERS
October 24, 2005   CHARTERED ACCOUNTANTS

INTERNATIONAL GOLD RESOURCES INC.
(A Development Stage Company)
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM INCEPTION
MARCH 16, 2004 TO OCTOBER 31, 2004

(Audited)

(Stated in US Dollars)

GENERAL AND ADMINISTRATIVE EXPENSES		
Accounting and auditing	$	15,345
Bank charges and interest		97,011
Consulting		77,764
Legal		4,685
Office supplies and stationery		1,400
Telephone		696
Travel and accommodations		15,055
		211,956
MINERAL PROPERTY EXPLORATION AND DEVELOPMENT EXPENSES (Notes 4(iii) and 10)		
Acquisition costs		80,250
Development costs		549,913
		630,163
NET LOSS FOR THE PERIOD	$	(842,119)
NET LOSS PER COMMON SHARE (Note 4(iv))	$	(1.83)
WEIGHTED AVERAGE NUMBER OF BASIC AND DILUTED COMMON SHARES OUTSTANDING		461,333

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL GOLD RESOURCES INC.
(A Development Stage Company)
BALANCE SHEET
AS AT OCTOBER 31, 2004

(Audited)

(Stated in US Dollars)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	96,301
Total Assets	$	96,301

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$	141,972
Notes payable (Note 5)		101,633
Convertible notes payable (Note 6)		437,891
Convertible debentures payable (Note 7)		255,954
Total Liabilities		937,450
STOCKHOLDERS' DEFICIT		
Common shares, 100,000,000 shares authorized, $0.001 par value;		
970,000 shares issued and outstanding (Note 8)		970
Accumulated deficit		(842,119)
Total Stockholders' Deficit		(841,149)
Total Liabilities and Stockholders' Deficit	$	96,301

Going concern (Note 2)
Subsequent events (Note 15)

Approved by the Directors:

_____

_____

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL GOLD RESOURCES INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' DEFICIT
AS AT OCTOBER 31, 2004

(Audited)

(Stated In US Dollars)

	Common Shares		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Number of Shares	Amount			
Issued for bonuses to debtholders	720,000	$ 720	$ -	$ -	$ 720
Issued for property payments	250,000	250	-	-	250
Net loss for the period ended October 31, 2004	-	-	-	(842,119)	(842,119)
Balance, October 31, 2004	970,000	$ 970	$ -	$ (842,119)	$ (841,149)

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL GOLD RESOURCES INC.
(A Development Stage Company)
CASH FLOW STATEMENT
FOR THE PERIOD FROM INCEPTION
MARCH 16, 2004 TO OCTOBER 31, 2004

(Audited)

(Stated in US Dollars)

OPERATING ACTIVITIES		
Net loss for the period	$	(842,119)
Add/(deduct) non-cash items		
Shares issued for property	$	250
Bonuses to debtholders paid with shares at par value		720
		(841,149)
Changes in non-cash working capital items		
Accounts payable and accrued liabilities		141,972
Accrued interest on notes and debentures		106,878
Cash provided/(used) by operating activities		(592,299)
FINANCING ACTIVITIES		
Notes payable issued		80,000
Convertible notes payable issued		372,600
Convertible debentures payable issued		236,000
Cash provided/(used) by financing activities		688,600
CASH INCREASE/(DECREASE)		96,301
CASH, BEGINNING OF PEROD		-
CASH, END OF PERIOD	$	96,301
SUPPLEMENTAL DISCLOSURE:		
Interest paid	$	8,466
Income taxes paid	$	-
NON-CASH ACTIVITIES:		
Issued stock for property	$	250
Issued stock for bonuses to debtholders	$	720

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL GOLD RESOURCES INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION
MARCH 16, 2004 TO OCTOBER 31, 2004

(Audited)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

International Gold Resources Inc. was incorporated on March 16, 2004 under the laws of the State of Nevada on March 16, 2004. Its principal business activities include the acquiring and developing of mineral properties and the processing of related mineral resources. Its office is located in Duvall, Washington.

The Company has elected a fiscal year-end of October 31.

2. GOING CONCERN

These financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company incurred a net loss of $842,119 for the period ended October 31, 2004, and has negative working capital. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

Management intends to finance anticipated ongoing expenses and capital requirements with funds generated from cash provided by capital raised through debt and equity offerings.

3. BASIS OF PRESENTATION

These financial statements have been prepared in accordance with U.S. generally accepted accounting principals. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the period ended October 31, 2004 are not necessarily indicative of the results that may be expected for any interim period or an entire year.

4. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies, which affect the Company, are summarized below:

i)   Development Stage Company

The Company is considered to be in the development stage as defined in Statement of Financial Accounting Standards No. 7. The Company is substantially devoting all of its present efforts to developing the mineral properties in Brazil and the Yukon (see Note 10).

ii)   Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

iii)   Mineral Property Exploration and Development

All mineral property exploration and development expenditures are expensed in the year incurred in an development stage company until there is substantial evidence that a commercial body of ore has been located.

iv)   Loss Per Share

Basic loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Diluted loss per share is the same as basic loss per share, as the inclusion of common stock equivalents would be anti-dilutive. The weighted average number of shares outstanding for the period ended October 31, 2004 was 461,333.

INTERNATIONAL GOLD RESOURCES INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION
MARCH 16, 2004 TO OCTOBER 31, 2004

(Audited)

4. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** - *Continued*

v) Provision for Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense/(benefit) results from the net change during the year of deferred tax assets and liabilities.

vi) Use of Estimates

The process of preparing financial statements requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements; accordingly, upon settlement, actual results may differ from estimated amounts.

vii) Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less at the date of acquisition to be cash equivalents.

viii) Derivative Instruments

At October 31, 2004, the Company had not engaged in any transactions that would be considered derivative instruments or hedging activities.

ix) Compensated Absences

The Company has no employees. At such time as the Company hires personnel, its employees will be entitled to paid vacation, paid sick days, and personal days off depending on job classification, length of service, and other factors. The Company's policy will be to recognize the cost of compensated absences when actually paid to employees.

x) Foreign Currency Transactions

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of the transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at dates of acquisition. Gains and losses from foreign currency translation are included in the statement of operations.

All figures presented are in US dollars.

xi) Financial Instruments

All significant financial assets, financial liabilities, and equity instruments of the Company are either recognized or disclosed in these financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk, and credit risk. Where practicable, the fair value of financial assets and financial liabilities have been determined and disclosed; otherwise, only available information pertinent to the fair value has been disclosed.

xii) Stock Based Compensation

The Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the fair value.

INTERNATIONAL GOLD RESOURCES INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION
MARCH 16, 2004 TO OCTOBER 31, 2004

(Audited)

4. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** - *Continued*

xii)   Stock Based Compensation - *Continued*

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

5. **NOTES PAYABLE**

At October 31, 2004, there are two promissory notes payable as follows:

Date Issued	Due Date	Rate prior to default	Rate after default	Principle	Accrued Interest	Balance at October 31, 2004
May 04, 2004	August 04, 2004	32.5%	36.0%	$ 40,000	$ 7,101	$ 47,101
June 02, 2004	August 02, 2004	120.0%	60.0%	40,000	14,532	54,532
				$ 80,000	$ 21,633	$ 101,633

6. **CONVERTIBLE NOTES PAYABLE**

At October 31, 2004, there are sixteen convertible notes payable as follows:

Date Issued	Due Date	Rate prior to default	Rate after default	Principle	Accrued Interest	Balance at October 31, 2004
June 02, 2004	August 2, 2004	120.0%	60.0%	$ 40,000	$ 23,764	$ 63,764
May 28, 2004*	August 2, 2004	60.0%	36.0%	25,000	10,888	35,888
June 23, 2004	September 23, 2004	40.0%	60.0%	5,000	1,990	6,990
June 24, 2004	August 24, 2004	120.0%	60.0%	25,000	13,405	38,405
July 13, 2004	November 14, 2004	60.0%	60.0%	20,000	3,616	23,616
July 15, 2004	November 16, 2004	60.0%	60.0%	10,000	1,775	11,775
July 30, 2004	November 30, 2004	60.0%	60.0%	2,600	397	2,997
August 10, 2004	December 10, 2004	60.0%	60.0%	10,000	1,348	11,348
August 25, 2004	December 25, 2004	60.0%	60.0%	55,000	6,058	61,058
September 22, 2004	January 22, 2005	30.0%	36.0%	10,000	333	10,333
October 1, 2004	February 1, 2005	30.0%	36.0%	20,000	592	20,592
October 11, 2004	February 11, 2005	60.0%	36.0%	10,000	197	10,197
October 12, 2004	February 12, 2005	30.0%	36.0%	20,000	375	20,375
October 26, 2004	April 26, 2005	24.0%	36.0%	50,000	247	50,247
October 26, 2004	October 26, 2005	24.0%	36.0%	50,000	247	50,247
October 28, 2004	October 28, 2005	24.0%	36.0%	20,000	59	20,059
				$ 372,600	$ 65,291	$ 437,891

* Paid subsequent to year-end (See Note 15).

INTERNATIONAL GOLD RESOURCES INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION
MARCH 16, 2004 TO OCTOBER 31, 2004

(Audited)

6. **CONVERTIBLE NOTES PAYABLE** - *Continued*

Each note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

7. **CONVERTIBLE DEBENTURES PAYABLE**

At October 31, 2004, there are sixteen convertible debentures payable as follows:

Date Issued	Due Date	Rate prior to default	Rate after default	Face Value	Accrued Interest at October 31, 2004	Balance at October 31, 2004
March 24, 2004	March 24, 2005	20.0%	20.0%	$ 10,000	$ 1,211	$ 11,211
March 31, 2004	March 31, 2005	20.0%	20.0%	5,000	586	5,586
April 7, 2004	April 7, 2005	20.0%	20.0%	10,000	1,134	11,134
April 8, 2004	April 8, 2005	20.0%	20.0%	25,000	2,822	27,822
April 16, 2004	April 16, 2005	20.0%	20.0%	25,000	2,712	27,712
April 21, 2004*	April 21, 2005	20.0%	20.0%	5,000	529	5,529
April 26, 2004	April 26, 2005	20.0%	20.0%	20,000	2,060	22,060
May 10, 2004	May 10, 2005	20.0%	20.0%	25,000	2,384	27,384
May 14, 2004	May 14, 2005	20.0%	20.0%	11,000	1,025	12,025
May 26, 2004*	May 26, 2005	20.0%	20.0%	10,000	866	10,866
July 2, 2004	July 2, 2005	20.0%	20.0%	25,000	1,658	26,658
August 2, 2004	August 2, 2005	20.0%	20.0%	11,000	542	11,542
August 4, 2004	August 4, 2005	20.0%	20.0%	9,000	433	9,433
August 4, 2004	August 4, 2005	20.0%	20.0%	30,000	1,447	31,447
August 17, 2004	August 17, 2005	20.0%	20.0%	5,000	205	5,205
August 30, 2004	August 30, 2005	20.0%	20.0%	10,000	340	10,340
				$ 236,000	$ 19,954	$ 255,954

The principal and interest are convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debenture is convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

* Paid subsequent to year-end (see Note 15).

8. **COMMON SHARES**

	NUMBER OF SHARES		AMOUNT
Authorized			
Unlimited common share with a par value of $0.001 per share	100,000,000		
Common Shares Issued			
Issued for property payments	250,000	$	250
For financing fees to debt holders	720,000		720
Balance, as at October 31, 2004	970,000	$	970

9. **WARRANTS AND OPTIONS**

No options or warrants were issued and outstanding at October 31, 2004.

INTERNATIONAL GOLD RESOURCES INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION
MARCH 16, 2004 TO OCTOBER 31, 2004

(Audited)

10. MINERAL PROPERTY EXPLORATION AND DEVELOPMENT EXPENSES

i)   Mahtin, Cathy, and Kirkman Claims, Yukon Territory

On October 4, 2004, the Company entered into an Assignment and Assumption of Option Agreement to earn a 100% interest in the Mahtin, Cathy, and Kirkman claims located in the Dawson Mining District of the Yukon Territory in Canada by issuing 400,000 shares of the Company, making cash payments totalling $420,000, and by spending a minimum of $1,600,000 on the Mahtin claims as follow:

Date	Cash Payments		Share Issuance		Expenditures	
March 15, 2004	$ 50,000	(a)	$ 100,000	(b)	$ 300,000	(c)
August 15, 2004	50,000		-		100,000	
February 15, 2005	50,000		100,000		450,000	
August 15, 2005	50,000		-		-	
February 15, 2006	60,000		100,000		1,000,000	
August 15, 2006	70,000		-		-	
February 15, 2007	90,000		-		1,500,000	
August 15, 2007			100,000		-	
	$ 420,000		$ 400,000		$ 3,350,000	

(a)   50,000 shares were issued in lieu of this payment
(b)   Issued
(c)   At October 31, 2004, $190,682 had been incurred

At the year ended October 31,2004 and to date, the Company is not in compliance with the commitments on the option agreement covering the Mahtin, Cathy, and Kirkman claims, in the Yukon Territory. A mutual agreement has been negotiated between all parties to extend the option agreement indefinitely. The vendor retains the right to terminate on 30-days notice while in default. As these mineral claims are subject to an option agreement no entries were accrued for liabilities in terms of such option.

ii)   Bonanza Claims, Yukon Territory

On October 4, 2004, the Company entered into an Assignment and Assumption of Option Agreement to earn a 100% interest in the Bonanza claims located in the Dawson Mining District of the Yukon Territory in Canada by issuing 300,000 shares of the Company, making cash payments totalling $200,000, and by spending a minimum of $1,000,000 on the Bonanza claims as follows:

Date	Cash Payments	Share Issuance		Expenditures
March 17, 2004	$ 15,000	$ 100,000	(a)	$ -
September 17, 2004	15,000	-		-
December 31, 2004	-	-		100,000
March 17, 2005	25,000	100,000		-
September 17, 2005	25,000	-		-
December 31, 2005	-	-		150,000
March 17, 2006	30,000	-		-
September 17, 2006	30,000	-		-
December 17, 2006	-	-		250,000
March 17, 2007	30,000	-		-
September 17, 2007	30,000	-		-
December 31, 2007	-	-		500,000
March 17, 2008	-	100,000		-
	$ 200,000	$ 300,000		$ 1,000,000

(a)   issued

INTERNATIONAL GOLD RESOURCES INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION
MARCH 16, 2004 TO OCTOBER 31, 2004

(Audited)

10. MINERAL PROPERTY EXPLORATION AND DEVELOPMENT EXPENSES - *Continued*

ii)   Bonanza Claims, Yukon Territory - *Continued*

At the year ended October 31, 2004, the Company was not in compliance with the commitments on the option agreement covering Bonanza Claims located in Dawson mining district of the Yukon Territory. A mutual agreement has been negotiated between all parties to extend the option agreement indefinitely. The vendor retains the right to terminate on 30-days notice while in default. As these mineral claims are subject to an option agreement no entries were accrued for liabilities in terms of such option.

A 1% NRS can be bought by the Company within 60 days of receiving a bankable feasibility study for $1,000,000 or $2,000,000 after the 60-day period.

The Company has spent $630,113 to date on the mineral properties as follows:

	Amapa, Brazil	Mahtin, Cathy and Kirkman Claims, Yukon Territory	Bonanza, Yukon Territory	Total
Acquisition costs	$ -	$ 50,100	$ 30,100	$ 80,200
Development costs	426,750	90,582	32,581	549,913
	$ 426,750	$ 140,682	$ 62,681	$ 630,113

11. RELATED PARTY TRANSACTIONS

During the period ended October 31, 2004, the Company entered into transactions with related parties as follows:

•   paid or accrued consulting fees of $13,200 to the President and a company related to the President.

These transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, accounts payable, notes payable, convertible notes payable and convertible debenture payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

13. INCOME TAXES

The Company has accumulated net operating losses for income tax purposes of approximately $842,000, which may be carried forward until 2024 and used to reduce taxable income of future years.

Details of future income tax assets at October 31, 2004 are as follows:

Non-capital tax loss	$	303,000
Valuation allowance		(303,000)
	$	-

The potential future tax benefits of these losses have not been recognized in these financial statements due to uncertainty of their realization. A full valuation allowance has been provided for the Company's future income tax assets, as the management of the Company has determined that it is more likely than not that these assets will not be realized in the foreseeable future.

INTERNATIONAL GOLD RESOURCES INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION
MARCH 16, 2004 TO OCTOBER 31, 2004

(Audited)

14. SEGMENTED INFORMATION

Details are as follows

	Brazil	North America	Total
Assets	$ -	$ 96,301	$ 96,301
Loss for the period	$ (426,750)	$ (415,369)	$ (842,119)

15. SUBSEQUENT EVENTS

On November 1, 2004, a convertible note due August 2, 2004 in the principal amount of $25,000 was paid was paid in full with interest for a total payment of $30,000.

On November 11, 2004, the Company issued a convertible note in the principal amount of $10,000 with interest at 24% due May 11, 2005 and then the interest increases to 36%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On December 2, 2004, the Company issued a convertible note in the principal amount of $5,000 with interest at 72% due December 12, 2004 and then the interest decreases to 36%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On December 3, 2004, the Company issued a convertible note in the principal amount of $10,000 with interest at 24% due March 3, 2005 and then the interest increases to 36%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On December 3, 2004, the Company issued a convertible note in the principal amount of $2,400 with interest at 25% due June 3, 2005 and then the interest increases to 60%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On December 14, 2004, the Company issued a convertible debenture with a face value of $25,000 with interest at 20% per annum and due on December 14, 2005, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debenture is convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

On January 6, 2005, the Company issued a convertible note in the principal amount of $20,000 with interest at 60% due March 6, 2005 and then the interest decreases to 20%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On January 10, 2005, the Company issued a convertible debenture with a face value of $20,000 with interest at 20% per annum and due on January 10, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debenture is convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

On January 14, 2005, the Company issued a convertible note in the principal amount of $5,000 with interest at 27.5% due December 14, 2005 and then the interest increases to 36%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On January 26, 2005, the Company issued a convertible note in the principal amount of $55,000 with interest at 38% due March 26, 2005 and then the interest decreases to 36%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

INTERNATIONAL GOLD RESOURCES INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION
MARCH 16, 2004 TO OCTOBER 31, 2004

(Audited)

15. SUBSEQUENT EVENTS - *Continued*

On February 4, 2005, the Company issued a convertible note in the principal amount of $5,000 with interest at 30% due March 26, 2005 and then the interest increases to 36%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On February 4, 2005, the Company issued a convertible debenture with a face value of $10,000 with interest at 20% per annum and due on February 5, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debenture is convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

On February 4, 2005, the Company issued a convertible debenture with a face value of $10,000 with interest at 20% per annum and due on February 5, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debenture is convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

On February 9, 2005, the Company issued a convertible note in the principal amount of $5,000 with interest at 32% due February 9, 2006 and then the interest increases to 36%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On February 9, 2005, the Company issued 10,000 common shares for proceeds of $10,000.

On February 14, 2005, the Company issued two convertible debentures with a combined face value of $30,000 with interest at 20% per annum and due on February 13, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debentures are convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

On February 15, 2005, the Company issued three convertible debentures with a combined face value of $55,000 with interest at 20% per annum and due on February 14, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debenture is convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

On February 16, 2005, the Company issued three convertible debentures with a combined face value of $40,000 with interest at 20% per annum and due on February 15, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debentures are convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

On February 17, 2005, the Company issued three convertible debentures with a combined face value of $30,000 with interest at 20% per annum and due on February 16, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debentures are convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

On February 18, 2005, the Company issued a convertible debenture with a face value of $40,000 with interest at 20% per annum and due on February 14, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debenture is convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

INTERNATIONAL GOLD RESOURCES INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION
MARCH 16, 2004 TO OCTOBER 31, 2004

(Audited)

15. SUBSEQUENT EVENTS - *Continued*

On February 22, 2005, the Company issued a convertible note in the principal amount of $30,000 with interest at 240% due March 22, 2005 and then the interest decreases to 20%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On February 23, 2005, the Company issued a convertible debenture with a face value of $60,000 with interest at 20% per annum and due on February 22, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debenture is convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

On March 4, 2005, the Company issued a convertible note in the principal amount of $5,000 with interest at 30% due December 5, 2005 and then the interest increases to 36%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On March 7, 2005, the Company issued a convertible debenture with a face value of $10,000 with interest at 20% per annum and due on March 6, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debenture is convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

On March 9, 2005, the Company issued two convertible debentures with a combined face value of $22,000 with interest at 20% per annum and due on March 8, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debentures are convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

On March 23, 2005, the Company issued a convertible note in the principal amount of $30,000 with interest at 40% due April 23, 2005 and then the interest increases to 48%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On March 28, 2005, the Company issued a convertible note in the principal amount of $50,000 with interest at 36% due May 28, 2005 and the interest remains at 36%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On April 4, 2005, the Company issued a convertible note in the principal amount of $10,000 with interest at 24% due July 5, 2005 and then the interest increases to 48%. The note is convertible, at the option of the holder, into common shares of the Company by dividing the principal and accrued interest owed at the time of conversion by 60% of the last 45 days average trading price or $1, whichever is less.

On April 5, 2005, the Company issued a convertible note in the principal amount of $25,000 with interest at 48% due May 5, 2005 and then the interest increases to 60%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On April 13, 2005, the Company issued 20,000 common shares for proceeds of $20,000.

On April 16, 2005, the Company issued a convertible debenture with a face value of $10,000 with interest at 20% per annum and due on April 15, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debenture is convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

INTERNATIONAL GOLD RESOURCES INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION
MARCH 16, 2004 TO OCTOBER 31, 2004

(Audited)

15. SUBSEQUENT EVENTS - *Continued*

On April 16, 2005, the Company issued a convertible debenture with a face value of $50,000 with interest at 20% per annum and due on April 16, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debenture is convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

On April 16, 2005, the Company issued a convertible debenture with a face value of $50,000 with interest at 20% per annum and due on April 17, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debenture is convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

On April 16, 2005, the Company issued a convertible debenture with a face value of $30,000 with interest at 20% per annum and due on April 18, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debenture is convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

On April 19, 2005, the Company issued four convertible debentures with a combined face value of $40,000 with interest at 20% per annum and due on April 18, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debentures are convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

On April 21, 2005, the Company issued a convertible note in the principal amount of $20,000 with interest at 36% due May 22, 2005 and then the interest increases to 48%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On April 21, 2005, the Company issued four convertible debentures with a combined face value of $80,000 with interest at 20% per annum and due on April 20, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debentures are convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

On April 25, 2005, the Company issued a convertible note in the principal amount of $5,000 with interest at 36% due April 25, 2006 and the interest remains at 36%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On April 26, 2005, the Company issued a convertible note in the principal amount of $50,000 with interest at 36% due June 26, 2005 and then the interest increases to 48%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On April 28, 2005, the Company issued a convertible note in the principal amount of $50,000 with interest at 36% due May 28, 2005 and then the interest increases to 48%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On April 28, 2005, the Company issued a convertible note in the principal amount of $15,000 with interest at 80% due May 12, 2005 and then the interest decreases to 60%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

INTERNATIONAL GOLD RESOURCES INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION
MARCH 16, 2004 TO OCTOBER 31, 2004

(Audited)

15. SUBSEQUENT EVENTS - *Continued*

On April 29, 2005, the Company issued a convertible note in the principal amount of $13,800 with interest at 35% due May 29, 2005 and then the interest increases to 60%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On May 5, 2005, the Company issued a convertible note in the principal amount of $10,000 with interest at 96% due May 19, 2005 and then the interest decreases to 60%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On May 11, 2005, the Company issued a convertible note in the principal amount of $15,000 with interest at 58% due June 1, 2005 and then the interest increases to 60%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On May 20, 2005, the Company issued a convertible note in the principal amount of $100,000 with interest at 75% due June 3, 2005 and then the interest decreases to 60%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On May 27, 2005, the Company issued a convertible note in the principal amount of $30,000 with interest at 120% due June 6, 2005 and then the interest decreases to 48%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On May 27, 2005, the Company issued a convertible debenture with a face value of $50,000 with interest at 20% per annum and due on May 26, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debenture is convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

On June 2, 2005, the Company issued a convertible note in the principal amount of $5,000 with interest at 45% due February 14, 2006 and then the interest increases to 48%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On June 13, 2005, the Company issued a convertible note in the principal amount of $15,000 with interest at 60% due June 17, 2005 and then the interest decreases to 48%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On June 16, 2005, the Company issued a convertible note in the principal amount of $10,000 with interest at 36% due June 17, 2006 and then the interest increases to 48%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On June 28, 2005, the Company issued a convertible note in the principal amount of $30,000 with interest at 36% due December 29, 2005 and the interest remains at 36%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On June 28, 2005, the Company issued a convertible note in the principal amount of $11,500 with interest at 36% due June 28, 2005 and the interest remains at 36%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

INTERNATIONAL GOLD RESOURCES INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION
MARCH 16, 2004 TO OCTOBER 31, 2004

(Audited)

15. SUBSEQUENT EVENTS - *Continued*

On June 29, 2005, the Company issued a convertible note in the principal amount of $10,000 with interest at 60% due July 30, 2005 and then the interest decreases to 48%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On July 13, 2005, the Company issued a convertible note in the principal amount of $20,000 with interest at 36% due January 13, 2006 and the interest remains at 36%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On July 20, 2005, the Company issued a convertible note in the principal amount of $50,000 with interest at 36% due July 20, 2006 and the interest remains at 36%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On July 20, 2005, the Company issued 140,000 common shares for total proceeds of $140,000.

On July 21, 2005, the Company issued a convertible note in the principal amount of $100,000 with interest at 36% due July 21, 2006 and the interest remains at 36%. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On July 29, 2005, the Company issued 33,000 warrants to purchase common shares of the Company at $3 per share that expire on July 28, 2009.

On July 29, 2005, the Company issued 33,000 common shares for total proceeds of $99,000.

On August 1, 2005, the Company issued a convertible note in the principal amount of $100,000 with interest at 36% due on August 1, 2006. The note is convertible, at the option of the holder, into common shares of the Company on the basis of one common share for each dollar of principal and accrued interest owed at the time of conversion.

On August 4, 2005, a convertible debenture dated April 21, 2004 with a face value of $5,000 was paid in full with interest for a total payment of $6,341.

On August 4, 2005, a convertible debenture dated May 26, 2004 with a face value of $10,000 was paid in full with interest for a total payment of $12,460.

On August 8, 2005, a convertible note due May 22, 2005 in the principal amount of $20,000 was paid in full with interest for a total payment of $22,100.

On August 9, 2005, two convertible debentures were issued with a combined face value of $250,000 with interest at 20% per annum and due on August 8, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debentures are convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

On August 16, 2005, three convertible debentures were issued with a combined face value of $300,000 with interest at 20% per annum and due on August 16, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debentures are convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

On August 16, 2005, the Company issued 150,000 common shares for proceeds of $150,000.

INTERNATIONAL GOLD RESOURCES INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION
MARCH 16, 2004 TO OCTOBER 31, 2004

(Audited)

15. SUBSEQUENT EVENTS - *Continued*

On August 17, 2005, two convertible debenture were issued with a combined face value of $200,000 with interest at 20% per annum and due on August 16, 2006, with principal and interest convertible into common shares of the Company at the option of the holder twelve months from the date of issue. The debentures are convertible into the number of common shares by dividing the conversion amount by 60% of the last 45 days average trading price or $1, whichever is less.

On August 18, 2005, the Company issued 200,000 common shares pursuant to the option agreements on the Bonanza and Mahtin, Cathy, and Kirkman properties.

On August 19, 2005, the Company completed a merger with Montpellier Group Inc., a public company trading on the OTTC BB under the symbol MPLG. The surviving company is Montpellier Group Inc. and the name was changed to International Gold Resources Inc. Each issued and outstanding share of International Gold Resources Inc. stock was converted into one common share of Montpellier Group Inc., and each issued and outstanding convertible preferred share of International Gold Resources Inc. was converted into one convertible preferred share of Montpellier Group Inc.

On September 2, 2005, the Company has issued a Private Placement Memorandum to raise $1,500,000 by the issuance of 500,000 units at $3.00 per unit with each unit consisting of one common share and one warrant with each warrant entitling the holder to purchase an additional common share at $3.00. A 10% commission will be paid to the placement agent, or $150,000, to net the Company $1,350,000. To date the Company has raised $222,000 for this Private Placement Memorandum.

On September 6, 2005, a convertible note due March 6, 2005 in the principal amount of $20,000 was paid in full with interest for a total payment of $24,400.

Subsequent to October 31, 2004, the Company also issued a total of 3,984,700 common shares at $1.00 par value for a total of $3,984,700 for financing fees to debt holders of the Company.

16. CONTINGENT EVENTS

RELATING TO MINERAL CLAIMS IN BRAZIL

On September 30, 2004 and October 30, 2004, the Company entered into an agreement to acquire 49% and 51% respectively, for a total of a 100% interest in sixteen mineral claims located in Amapa, Brazil and had committed itself to the issue of 2,000,000 convertible preferred shares which pay no dividends and are convertible into six common shares for each one preferred share. Conversion was to occur by providing the Company with written verification of the ownership of the claims by the Company. At October 31, 2004, the authorized share capital of the Company was not yet altered to include the issuance of the shares and the written verification of the ownership of these claims had not yet been received. At the time of the business combination (see Note 15) the parties determined that since the Company had not given effect to changing its constitution to enable the issuance of the preferred stock, these convertible preferred stocks will be issued by the new combined company.